UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No.1)*




                              ENERGY WEST, INC.
                   -------------------------------------------
                              (Name of Issuer)

                        Common Stock, Par Value $0.15
                   -------------------------------------------
                        (Title of Class of Securities)

                                  292 74A 105
                   -------------------------------------------
                                 (CUSIP Number)

                                April 22, 1999
                   -------------------------------------------
              (Date of Event which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Page 2 of 4

                                    SCHEDULE 13G

CUSIP No. 29274A105


1. NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cedar Grove Cemetery Association
___________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) [ ]
(B) [ ]
___________________________________________________________________________
3.  SEC USE ONLY

___________________________________________________________________________
4. CITIZENSHIP OF PLACE OF ORGANIZATION
United States of America


                            5. SOLE VOTING POWER:
NUMBER OF
                                       121,700
SHARES BENEFICIALLY
                            6. SHARED VOTING POWER.
OWNED BY
                                       121,700
EACH REPORTING
                            7. SOLE DISPOSITIVE POWER.
PERSON WITH:
                                       121,700

                            8. SHARED DISPOSITIVE POWER

                                       121,700

___________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
121,700
___________________________________________________________________________
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES. * [ ]

___________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
5.03% based upon 2,421,077 shares outstanding as of December 31, 1998.
 (See Item 4)
___________________________________________________________________________
12. TYPE OF REPORTING PERSON. *
CO

___________________________________________________________________________
*  SEE INSTRUCTIONS BEFORE FILLING OUT!
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Page 3 of 4

                                  SCHEDULE 13G

ITEM 1.  Security and Issuer
This Statement on Schedule 13G ("Schedule 13G") relates to the common stock, par value $0.15 of Energy West, Inc., (the "Company"), a Montana corporation. Energy West's principal executive office is located at 1 First Avenue South, Great Falls, Montana 59401

ITEM 2.  Identity and Background
a). This statement on Schedule 13G is being filed by Cedar Grove Cemetery Association. Cedar Grove Cemetery Association is sometimes referred to as the "Reporting Entity."
b). The principal business address for the Reporting Entity is P.O. Box 228, Flushing, New York 11352.
c).  The Reporting Entity's place of origin is the United States of America
d). This statement on Schedule 13G relates to common stock, $0.15 par value per share (the "Shares") of the Company.
e). CUSIP Number: 292 74A 105

ITEM 3.
[ ] a).  Broker or dealer registered under section 15 of the Act.
[ ] b).  Bank as defined in section 3(a)(6) of the Act.
[ ] c).  Insurance company as defined in section 3(a)(19) of the Act.
[ ] d).  Investment company registered under section 8 of the Investment Company
           Act of 1940.
[ ] e).  An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
[ ] f).  An employee benefit plan or endowment fund in accordance with
          Sec. 240.13d-1(b)(1)(ii)(F).
[ ] g).  A parent holding company or control person in accordance with
          Sec. 240.13d-1(b)(1)(ii)(G).
[ ] h).  A savings associations as defined in Section 3(b) of the Federal
          Deposit Insurance Act.
[ ] i). A church plan that is excluded from the definition of an investment company under section 3( c ) (14) of the Investment Company Act of 1940.
[ ] j).  Group, in accordance with  Sec. 240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership
a).  The Reporting Entity beneficially owns 121,700 of the Shares of the
     Company
b). This ownership stated in Item 4a. above results in a 5.03% ownership of the class of Shares of the Company.
c).  Number of Shares as to which the Reporting Entity has:
(i) Sole power to vote or to direct the vote:  121,700
(ii) Shared power to vote or to direct the vote:  121,700
(iii) Sole power to dispose or to direct the disposition of:  121,700
(iv) Shared power to dispose or to direct the disposition or:  121,700

ITEM 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. .

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Page 4 of 4

                                  SCHEDULE 13G

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group
Not Applicable.

ITEM 9.  Notice of Dissolution of Group
Not Applicable.

ITEM 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 30, 1999                             /s/ Jeffrey G. Schlein
      --------------                            ---------------------------
                                                       Signature

                                            By: Jeffrey G. Schlein, President
                                               -----------------------------
                                                        Name/Title